UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.2)*

FROZEN FOOD EXPRESS INDUSTRIES, INC.
(Name of Issuer)
Common Stock, $1.50 Par Value
(Title of Class of Securities)
359360104
(CUSIP Number)
Sarah M. Daniel 612 Linda El Paso, Texas 79922 (915) 581-5947
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 359360104	Page 2 of 11 Pages

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Sarah Melanie Daniel
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions)
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
53,590
8. Shared Voting Power
1,664,052
9. Sole Dispositive Power
53,590
10. Shared Dispositive Power
1,664,052
11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,717,642
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
9.984%
14. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D/A

CUSIP No. 359360104	Page 3 of 11 Pages

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lucile Weller Knight
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
1,240
8. Shared Voting Power
1,618,960
9. Sole Dispositive Power
1,240
10. Shared Dispositive Power
1,618,960
11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,620,200
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
9.418%
14. Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D/A

CUSIP No. 359360104	Page 4 of 11 Pages

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Weller Investment, Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)
3. SEC Use Only

4. Source of Funds (See Instructions)
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
1,321,332
8. Shared Voting Power
0
9. Sole Dispositive Power
1,321,332
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,321,332
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
7.681%
14. Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D/A

CUSIP No. 359360104	Page 5 of 11 Pages

Item 1:     Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $1.50 par value per share, of Frozen Food Express Industries, Inc., a Texas corporation (“FFE” or the “Company”).  FFE has its principal executive office at 1145 Empire Central Place, Dallas, Texas 75247.

Item 2:     Identity and Background

This Schedule 13D is being filed jointly by the following persons:

Sarah Melanie Daniel, a United States citizen, whose address is 612 Linda, El Paso, Texas 79222;

Lucile Weller Knight, a United States citizen, whose address is 1532 Parkview Drive, Lockhart, Texas 78644; and

Weller Investment, Ltd., a Texas limited partnership, whose address is 612 Linda, El Paso, Texas 79922.

Sarah Daniel is a certified public accountant with Lauterbach, Borschow & Co., 4130 Rio Bravo, Suite B, El Paso, Texas 79902.  Lucile Knight is a title insurance agent with Countywide Abstract & Title, Inc., 104 South Commerce, Lockhart, Texas 78644.  Prior to her recent marriage, Lucile Knight’s name was Lucile Fielder.  Sarah Daniel and Lucile Knight are the sole general partners of Weller Investment, Ltd.

Sarah Daniel and Lucile Knight are also the sole owners and managers of Two Sisters, LLC.  Two Sisters, LLC’s sole business is its activities as the sole general partner of Weller Properties, Ltd., which was formed effective January 1, 2007.  Weller Properties, Ltd. holds a limited partnership interest in Weller Investment, Ltd., but has neither voting nor dispositive power with reference to shares held by Weller Investment, Ltd.

Weller Investment, Ltd. is a family limited partnership created for business management purposes by the family of Edgar O. Weller, deceased, and his wife, Melanie A. Weller, deceased.   Mr. Weller was the longtime Chairman of the Board and Chief Executive Officer of FFE.  Sarah Daniel and Lucile Knight are the children of Edgar O. Weller and Melanie A. Weller.  In 1992, Edgar O. Weller and Melanie A. Weller transferred 1,333,332 shares of FFE to Weller Investment, Ltd.  Mr. Weller had acquired the stock either prior to the time FFE became a reporting company or through stock dividends or the exercise of stock options.  Mr. Weller retired as Chief Executive Officer of FFE in 1984.  In 1996, Sarah Daniel and Lucile Knight became the sole general partners of Weller Investment, Ltd.  Edgar Weller died in 2003 and Melanie Weller died in 2007.

SCHEDULE 13D/A

CUSIP No. 359360104	Page 6 of 11 Pages

In 2006, Sarah Daniel and Lucile Knight formed a new limited liability company, Two Sisters, LLC and as of January 1, 2007, Two Sisters, LLC, along with Sarah Daniel and Lucile Knight and other family members (including a family-related trust), formed Weller Properties, Ltd.  Two Sisters, LLC is the sole general partner of Weller Properties, Ltd.  Like Weller Investment, Ltd., Weller Properties, Ltd. was formed for business management purposes by the Weller family.  As of January 1, 2007 Melanie A. Weller and The Edgar O. Weller Family Trust each contributed their respective interests in Weller Investment, Ltd. to Weller Properties, Ltd.

As of June 14, 2007, Melanie A. Weller also contributed a total of 115,223 shares of FFE, and The Edgar O. Weller Family Trust contributed a total of 192,405 shares of FFE, to Weller Properties, Ltd., in each case also in exchange for limited partnership interests in Weller Properties, Ltd.

During the last five years, none of the filing parties, and no person named as a person sharing voting or dispositive power herein: (i) has been convicted in a criminal proceeding, or (ii) was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.  Each filing party filing this Schedule 13D/A disclaims responsibility for the completeness and accuracy of information contained in this statement concerning the other filing parties.

Item 3:     Source and Amount of Funds or Other Consideration

Sarah Daniel and Lucile Knight each acquired a general partner interest in Weller Investment, Ltd. from their father, Edgar O. Weller, in exchange for limited partnership interests in that partnership.  Weller Investment, Ltd. acquired the initial 1,333,332 shares of common stock in FFE in December 1992 in connection with its formation through capital contributions of common stock by Edgar O. Weller and Melanie A. Weller.  Edgar and Melanie Weller each acquired such shares of common stock either prior to FFE becoming a reporting company or through stock dividends or through the exercise of stock options issued by the Company.  Subsequently, 12,000 shares of that original contribution have been disposed of, so that 1,321,332 shares of FFE continue to be held by Weller Investment, Ltd. out of that original contribution.

As indicated above, in June 2007, Melanie Weller contributed a total of 115,223 shares of FFE, and The Edgar O. Weller Family Trust contributed a total of 192,405 shares of FFE, to Weller Properties, Ltd. in exchange for limited partnership interests in Weller Properties, Ltd.  Melanie Weller acquired her shares either from Edgar O. Weller or from the Company during Mr. Weller’s lifetime or as a result of exercise of stock options originally granted to Mr. Weller.  The Edgar O. Weller Family Trust acquired the shares held by it from Mr. and Mrs. Weller.  Like the shares transferred by the Wellers to Weller Investment, Ltd., Mr. and Mrs. Weller also acquired these shares either prior to FFE becoming a reporting company or through stock dividends or through the exercise of stock options issued by the Company.  Subsequently, an aggregate of 10,000 shares have been disposed of by Weller Properties, Ltd., so that 297,628 shares of FFE continue to be held by Weller Properties, Ltd., out of the original contributions.

Shares of FFE for which Sarah Daniel and Lucile Knight have sole voting power and sole dispositive power, were primarily acquired by gifts from Mr. and Mrs. Weller.

SCHEDULE 13D/A

CUSIP No. 359360104	Page 7 of 11 Pages

Item 4:      Purpose of Transaction

The shares of FFE common stock have been acquired by each of the filing parties for investment purposes.  Each of the filing parties shall continually evaluate the business, financial condition and prospects of FFE, the market price of the FFE common stock, return on investment, alternative investments, conditions of the economy in general and conditions in the industry in which FFE is engaged in particular, with a view toward determining whether to continue to hold, to decrease or to increase his or her investment in shares of FFE.  Each filing party shall also take into consideration other funding needs of that filing party and diversification goals of the partnerships and individual beneficial owners of FFE shares.

None of the filing parties have any current plan, arrangement or understanding to gain control of FFE or to seek to cause FFE or any of its subsidiaries to be merged, reorganized or liquidated, to sell or transfer any assets of FFE or any of its subsidiaries, to cause FFE to change its current board of directors or management, capitalization, dividend policy, business, corporate structure, charter or bylaws or to cause the common stock of FFE to cease to be quoted or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

On or about August 19, 2009, Kiirstin Daniel Farrell (whose name, prior to her recent marriage, was Kiirstin Daniel) terminated the power of attorney pursuant to which Sarah Daniel had authority to act on her behalf to acquire or dispose of property, including Kiirstin Daniel Farrell’s shares of FFE.  As a result, the number of shares over which Sarah Daniel has voting and dispositive power were reduced accordingly.  In addition, since the date of the previous Schedule 13D/A filed by these filing parties, there have been changes in the number of FFE shares outstanding, resulting in changes in the percentages of ownership for all parties to this filing.

Item 5:      Interest in Securities of the Issuer

(a) and (b)                      According to the Company’s semi-annual report on Form 10-Q for the quarter ending June 30, 2009, as of July 31, 2009, there were 17,203,717 shares of common stock of FFE outstanding.  Based on that information, after taking into account transactions described in this Amendment No.2, the filing parties report the following holdings of FFE common stock as of the date of this Amendment No. 2:

(i)           Weller Investment, Ltd. owns a total of 1,321,332 shares of FFE, representing approximately 7.681% of the outstanding FFE shares.

(ii)           Sarah Daniel holds sole voting and dispositive power with respect to 53,590 shares, or approximately 0.312%, of FFE.

SCHEDULE 13D/A

CUSIP No. 359360104	Page 8 of 11 Pages

Sarah Daniel also holds shared voting and dispositive power with respect to 43,724 shares held jointly by her and her husband, Arthur L. Daniel.  Mr. Daniel individually holds an additional 1,368 shares.  Mr. Daniel’s address is 612 Linda, El Paso, Texas 79222.  He is also a United States citizen and is employed as a pharmacist.  Sarah Daniel expressly disclaims beneficial ownership of shares held by Arthur Daniel.  Arthur Daniel (i) has not been convicted in a criminal proceeding, or (ii) was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

As general partner of Weller Investment, Ltd., Sarah Daniel holds shared voting and dispositive power with respect to 1,321,332 shares of FFE.  As a co-owner and co-manager of Two Sisters, LLC, which serves as the general partner of Weller Properties, Ltd., Sarah Daniel holds shared voting and dispositive power with respect to 297,628 shares owned by Weller Properties, Ltd.  Neither Weller Investment, Ltd., Weller Properties, Ltd. nor Two Sisters, LLC (i) has been convicted in a criminal proceeding, or (ii) was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

The total number of shares of FFE with respect to which Sarah Daniel holds shared voting and dispositive power is 1,664,052 shares, representing approximately 9.673% of the outstanding shares of FFE, and the total number of FFE shares with respect to which Sarah Daniel either holds sole voting and dispositive power or shared voting and dispositive power is 1,717,642 shares, representing approximately 9.984% of the outstanding shares of FFE.

(iii)           Lucile Knight holds sole voting and dispositive power with respect to 1,240 shares of FFE.

As general partner of Weller Investment, Ltd., Lucile Knight holds shared voting and dispositive power with respect to 1,321,332 shares of FFE and as a co-owner and co-manager of Two Sisters, LLC, which serves as the general partner of Weller Properties, Ltd., Lucile Knight holds shared voting and dispositive power with respect to 297,628 shares owned by Weller Properties, Ltd.

The total number of shares of FFE with respect to which Lucile Knight holds shared voting and dispositive power is 1,618,960 shares, representing approximately 9.411% of the outstanding shares of FFE, and the total number of FFE shares with respect to which Lucile Knight either holds sole voting and dispositive power or shared voting and dispositive power is 1,620,200 shares, representing approximately 9.418% of the outstanding shares of FFE.

SCHEDULE 13D/A

CUSIP No. 359360104	Page 9 of 11 Pages

The filing of this statement shall not be construed as an admission that any of the filing parties is the beneficial owner of any shares of common stock of FFE with respect to which beneficial ownership is disclaimed.  Specifically, each filing party (other than Sarah Daniel) hereby disclaims beneficial ownership of any shares of FFE common stock owned by Sarah Daniel, each filing party (other than Lucile Knight) hereby disclaims beneficial ownership of any shares of FFE common stock owned by Lucile Knight, and each filing party (other than Weller Investment, Ltd., and other than Sarah Daniel and Lucile Knight to the extent of their respective pecuniary interests in Weller Investment, Ltd.) hereby disclaims beneficial ownership of any shares of FFE common stock owned by Weller Investment, Ltd.

Each filing party expressly disclaims the existence of a “group” within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended.

(c)           No transactions in FFE shares have been effected during the past sixty days by the persons named in response to paragraph (a) above.

(d)           Sarah Daniel and Lucile Knight serve as the general partners of Weller Investment, Ltd., and they and Weller Properties, Ltd., Arthur Daniel and trusts for two grandchildren of Edgar and Melanie Weller are limited partners of Weller Investment, Ltd.  Sarah Daniel and Lucile Knight wholly own and are the sole managers of Two Sisters, LLC, which serves as the general partner of Weller Properties, Ltd., and they, Arthur Daniel, the estate of Melanie Weller, and a trust for the benefit of Weller family members are the limited partners of Weller Properties, Ltd.  Weller Properties, Ltd. holds 297,628 shares of FFE over which Two Sisters, LLC has voting and dispositive power and, therefore, the shares held by Weller Properties, Ltd. are also attributed to Sarah Daniel and Lucile Knight, the co-owners and co-managers of Two Sisters, LLC for purposes of this statement.

Weller Investment, Ltd. is entitled to receive (or the power to direct the receipt of) dividends from, or the proceeds from the sale of, FFE stock held by Weller Investment, Ltd.  Only the general partners of Weller Investment, Ltd. (Sarah Daniel and Lucile Knight) are entitled to take actions on behalf of Weller Investment, Ltd.  The limited partners do not have the power to control or direct the actions of Weller Investment, Ltd. with regard to its investment in FFE or otherwise.

(e)           Not applicable.

Item 6:     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Items 3, 4 and 5 and the Agreement Among Filing Parties are incorporated herein by reference.  Except as described in Items 3, 4 and 5, and as described in the Agreement Among Filing Parties referred to in Item 7, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the filing parties and any other person with respect to any securities of FFE, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of FFE.

Item 7:      Material to Be Filed as Exhibits

Exhibit 7.1      Agreement Among Filing Parties, dated August 19, 2009 by and among the filing parties.

SCHEDULE 13D/A

CUSIP No. 359360104	Page 10 of 11 Pages

Signatures

After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2009	/s/ Sarah Melanie Daniel
Sarah Melanie Daniel

Dated: August 19, 2009	/s/ Lucile Weller Knight
Lucile Weller Knight

Dated: August 19, 2009	WELLER INVESTMENT, LTD.

By: /s/ Sarah M. Daniel
Sarah M. Daniel, General Partner

By: /s/ Lucile W. Knight
Lucile W. Knight, General Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D/A

CUSIP No. 359360104	Page 11 of 11 Pages

LIST OF EXHIBITS
to
Schedule 13D/A

Exhibit 7.1	Agreement Among Filing Parties, dated August 19, 2009 by and among the filing parties.